NORTHGATE EXPLORATION LIMITED ADDED TO S&P/TSX COMPOSITE INDEX
EFFECTIVE DECEMBER 19, 2003

VANCOUVER, December 15, 2003 - Northgate Exploration Limited (Northgate, TSX: NGX, AMEX: NXG) is pleased to announce that it will be added to the S&P/TSX Composite index ("Index") and the S&P/TSX Canadian Gold Sector Index as of the close of business on December 19, 2003.

Ken Stowe, President & CEO stated that, "Our addition to the Index is a reflection of the significantly larger share float resulting from the recent sale of the BC Pacific Capital Corp. share block via a secondary offering. Inclusion in the Index will benefit shareholders through increased market demand for the Corporation's shares by the Index mutual funds and those funds that closely track the overall Index composition. It is anticipated that approximately 5% of Northgate shares will be held by Index funds."

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Northgate Exploration Limited is a gold and copper mining company focused on operations and opportunities in North and South America. The Corporation's principal assets are the 290,000-ounce per year Kemess South mine in north-central British Columbia and the adjacent Kemess North deposit, which contains an indicated resource of 5.4 million ounces of gold and 2 billion pounds of copper and is currently the subject of a feasibility study. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

For further information, please contact:
Mr. Terry A. Lyons	Mr. Ken G. Stowe
Chairman	President and Chief Executive Officer
604-688-4435	416-359-2423